SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CAPLEASE, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

140288200

(CUSIP Number)

Roberta S. Matlin

President

Inland Investment Advisors, Inc.

2901 Butterfield Road

Oak Brook, Illinois 60523

(630 218-8000)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140288200

1)	Names of Reporting Persons Inland American Real Estate Trust, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person with:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 4,380,515(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 4,380,515(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,380,515(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 9.3%(2)

14)	Type of Reporting Person: CO

(1) The number of shares reported as beneficially owned is as of September 16, 2008.

(2) The percentage is calculated based on a total of 47,045,077 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of September 16, 2008.

CUSIP No. 140288200

1)	Names of Reporting Persons Inland Western Retail Real Estate Trust, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person with:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 113,250(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 113,250(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 113,250(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0.2%(2)

14)	Type of Reporting Person: CO

(1) The number of shares reported as beneficially owned is as of September 16, 2008.

(2) The percentage is calculated based on a total of 47,045,077 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of September 16, 2008.

CUSIP No. 140288200

1)	Names of Reporting Persons Inland Investment Advisors, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person with:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 4,639,365(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 4,639,365(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,639,365(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 9.9%(2)

14)	Type of Reporting Person: IA, CO

(1) The number of shares reported as beneficially owned is as of September 16, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc. through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 47,045,077 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of September 16, 2008.

CUSIP No. 140288200

1)	Names of Reporting Persons Inland Real Estate Investment Corporation

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person with:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 4,639,365(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 4,639,365(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,639,365(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 9.9%(2)

14)	Type of Reporting Person: HC, CO

(1) The number of shares reported as beneficially owned is as of September 16, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., a wholly-owned subsidiary of Inland Real Estate Investment Corp., through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 47,045,077 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of September 16, 2008.

CUSIP No. 140288200

1)	Names of Reporting Persons The Inland Group, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person with:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 4,639,365(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 4,639,365(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,639,365(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 9.9%(2)

14)	Type of Reporting Person: HC, CO

(1) The number of shares reported as beneficially owned is as of September 16, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly-owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 47,045,077 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of September 16, 2008.

CUSIP No. 140288200

1)	Names of Reporting Persons Eagle Financial Corp.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person with:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 4,000(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 4,000(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,000(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0.0%(2)

14)	Type of Reporting Person: CO

(1) The number of shares reported as beneficially owned is as of September 16, 2008.

(2) The percentage is calculated based on a total of 47,045,077 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of September 16, 2008.

CUSIP No. 140288200

1)	Names of Reporting Persons The Inland Real Estate Transactions Group, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person with:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 4,000(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 4,000(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,000(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0.0%(2)

14)	Type of Reporting Person: HC, CO

(1) The number of shares reported as beneficially owned is as of September 16, 2008.

(2) The percentage is calculated based on a total of 47,045,077 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of September 16, 2008.

CUSIP No. 140288200

1)	Names of Reporting Persons Inland Mortgage Investment Corp.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person with:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 4,500(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 4,500(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,500(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Row (11): 0.0%(2)

14)	Type of Reporting Person: HC, CO

(1) The number of shares reported as beneficially owned is as of September 16, 2008.

(2) The percentage is calculated based on a total of 47,045,077 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of September 16, 2008.

CUSIP No. 140288200

1)	Names of Reporting Persons Minto Builders (Florida), Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Florida Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person with:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 71,800(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 71,800(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 71,800(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0.2%(2)

14)	Type of Reporting Person: CO

(1) The number of shares reported as beneficially owned is as of September 16, 2008.

(2) The percentage is calculated based on a total of 47,045,077 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of September 16, 2008.

CUSIP No. 140288200

1)	Names of Reporting Persons Daniel L. Goodwin

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship: United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person with:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 4,639,365(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 4,639,365(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,639,365(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 9.9%(2)

14)	Type of Reporting Person: HC, IN

(1) The number of shares reported as beneficially owned is as of September 16, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly-owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.  Mr. Goodwin is the controlling shareholder of The Inland Group, Inc.

(2) The percentage is calculated based on a total of 47,045,077 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of September 16, 2008.

CUSIP No. 140288200

1)	Names of Reporting Persons Robert H. Baum

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship: United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person with:	7)	Sole Voting Power: 1,000(1)

	8)	Shared Voting Power: 0

	9)	Sole Dispositive Power: 1,000(1)

	10)	Shared Dispositive Power: 0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0.0%(2)

14)	Type of Reporting Person: IN

(1) The number of shares reported as beneficially owned is as of September 16, 2008.

(2) The percentage is calculated based on a total of 47,045,077 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of September 16, 2008.

CUSIP No. 140288200

This Amendment No. 3 to schedule 13D (the “Amendment No. 3”) amends and supplements the schedule 13D filed by Inland American Real Estate Trust, Inc., Inland Western Retail Real Estate Trust, Inc., Inland Investment Advisors, Inc., Inland Real Estate Investment Corporation, The Inland Group, Inc. and Daniel L. Goodwin with the Securities and Exchange Commission (the “SEC”) on September 20, 2007 (the “Initial Statement” and together with Amendment No. 1 filed with the SEC on February 22, 2008, Amendment No. 2 filed with the SEC on July 23, 2008 and Amendment No. 3, the “Schedule 13D”) in connection with the acquisition of additional Shares by Inland American and MB REIT and the entry into a confidentiality agreement with the Company by Inland Capital Markets Group, Inc., a subsidiary of IREIC.  Capitalized terms used in this Amendment No. 3 without being defined herein have the meanings given to them in the Initial Statement, or the prior amendments, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

Pursuant to the Inland American Advisory Agreement, Adviser has purchased on behalf of Inland American an additional 167,319 Shares for an aggregate price of $1,347,231 in approximately 29 open-market transactions from July 22, 2008 through September 4, 2008.  On September 16, 2008, Inland American purchased an additional 1,317,524 Shares directly from the Company pursuant to a share purchase agreement dated September 16, 2008 by and between Inland American and the Company for an aggregate price of $10,000,007.  The share purchase agreement is attached to this Schedule 13D as Exhibit 7.8.  The working capital of Inland American and brokerage account margin loans were the sources of consideration for the purchases.

Pursuant to the MB REIT Advisory Agreement, Adviser has purchased on behalf of MB REIT an additional 18,700 Shares for an aggregate price of $146,499 in approximately 5 open-market transactions from July 22, 2008 through August 7, 2008.  The working capital of MB REIT and brokerage account margin loans were the sources of consideration for the purchases.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Adviser beneficially owns the Shares by virtue of having discretionary authority to vote and dispose of the Shares pursuant to the respective Advisory Agreements with Inland American and IWRRETI.  Adviser is a wholly-owned subsidiary of IREIC, which is a wholly-owned subsidiary of TIGI, of which Mr. Goodwin is the controlling shareholder.  Each of the Reporting Persons acquired the Company’s Shares for the purpose of making an investment in the Company.  Inland American and Adviser have considered and are considering various courses of action with respect to the Company, including:  (i) causing the Reporting Persons, or a subsidiary or affiliate thereof, to acquire additional Shares, by purchase, in a cash tender offer or exchange offer; (ii) entering into a joint venture relating to a material amount of the assets of the Company or other strategic transaction; (iii) a merger (including a cash merger), a purchase of all of the assets of the Company or a similar transaction between Inland American, or an affiliate of Inland American, and the Company; and (iv) seeking representation on the Company’s board of directors (each a “Potential Transaction”).

Prior to September 17, 2008, Inland Capital Markets Group, Inc. (“Inland Capital”) a subsidiary of IREIC, had preliminary discussions with the Company to explore whether a Potential Transaction was desirable for either party.  On September 16, 2008, Inland American purchased 1,317,524 additional

CUSIP No. 140288200

Shares (representing approximately 2.8 per cent of the outstanding Shares) from the Company (the “Additional Shares”).  As a result, the Reporting Persons own an aggregate of 9.9% of the outstanding common stock of the Company.  The Additional Shares are registered pursuant to an effective shelf registration statement of the Company and were purchased for $7.59 per share as an investment and to facilitate the ability of Inland American or an affiliate to consummate a Potential Transaction.  Inland American or an affiliate expects to engage in additional discussions with the Company and subject to additional diligence and discussions with the Company intends to propose a Potential Transaction with the Company.  Also on September 16, 2008, Inland Capital entered into a confidentiality agreement (“Confidentiality Agreement”) with the Company to allow Inland Capital and Inland American to review confidential information of the Company to discuss Potential Transactions with the Company and allow Inland American or an affiliate to propose a Potential Transaction.  There can be no assurance that a Potential Transaction will be proposed by Inland American or an affiliate, that the Company will agree to consider a Potential Transaction, that the terms of any Potential Transaction will be acceptable to the Company or whether a Potential Transaction will be consummated. Each of the Reporting Persons reserves the right, should it determine to do so at any time after the date of this filing, to take such actions with respect to its holdings in the Company as each deems appropriate in light of the circumstances existing from time to time. Such actions may include, but are not limited to: continuing to hold its Shares, disposing of some or all of its Shares in the open market or in privately negotiated transactions to one or more purchasers or otherwise, or acquiring additional Shares in the open market or in privately negotiated transactions from one or more sellers or otherwise subject to the Confidentiality Agreement.  The Confidentiality Agreement contains customary provisions pursuant to which, among other things, Inland Capital agreed, on behalf of itself and its affiliates and representatives, subject to certain exceptions, to keep confidential all non-public information furnished by the Company and to use such information solely for the purpose of evaluating a Potential Transaction between the parties.  The Confidentiality Agreement also includes customary mutual employee non-solicitation provisions operative from the date of the Confidentiality Agreement and continuing until twelve months after Inland Capital and Inland American have terminated evaluations of a Potential Transaction. The Confidentiality Agreement further includes customary standstill provisions, operative from the date of the Confidentiality Agreement and continuing until twelve months after Inland Capital and Inland American have terminated negotiations with respect to a Potential Transaction, prohibiting, among other things, acquiring any voting securities issued by the Company, without the prior written consent of the Company.

Each of the Reporting Persons intends to continuously review its investment in the Company and may pursue any Potential Transaction. Any one or more of the Reporting Persons, except IWRRETI, may seek control of the Company or may merely seek to increase its or his beneficial ownership of Shares of the Company without obtaining control.  Any one or more of the Reporting Persons with dispositive power may determine to dispose of all or a portion of the Shares that it now owns or may hereafter acquire.  In reaching any conclusion as to the foregoing, each of the Reporting Persons will consider various factors, such as the Company’s business and prospects, other developments concerning the Company (including, but not limited to, the attitude of the board of directors and management of the Company), other business opportunities available to each of the Reporting Persons, developments in the business, general economic conditions, and finances of the Reporting Persons and stock market conditions.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           See response corresponding to row 11 of the cover page of each Reporting Person for the aggregate number of Shares beneficially owned by the Reporting Persons, which is incorporated herein by reference.  See response corresponding to row 13 of the cover page of each Reporting Person for the percentage of Shares beneficially owned by each

CUSIP No. 140288200

of the Reporting Persons, which is incorporated herein by reference.  The Adviser makes decisions as to dispositions of the Shares held in the discretionary accounts of the Adviser Clients (as defined below in Item 6) by means of a committee composed of three of the directors of Adviser.  No one officer or director of any of the Reporting Persons, with the exception of Mr. Goodwin, has the ability to direct the disposition of the Shares.

(b)           See responses corresponding to rows seven through ten of the cover page of each Reporting Person for the number of Shares as to which that Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.  The Adviser shares the power to vote or direct the vote and the power of disposition with each of the Adviser Clients with respect to the Shares in their respective accounts.

(c)           Since July 21, 2008 (the date through which transactions in Shares were reported in Amendment No. 2, the most recent Schedule 13D filing by the Reporting Persons regarding the issuer’s shares), Adviser has effected the following Share transactions for the account of Inland American, each via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price Per Share	Total Purchase Price
July 23, 2008	Buy	5,000	$8.01	$40,025
July 24, 2008	Buy	2,000	$7.84	$15,680
July 25, 2008	Buy	2,000	$7.82	$15,705
July 28, 2008	Buy	6,500	$7.93	$51,572
July 29, 2008	Buy	5,000	$7.94	$39,685
July 30, 2008	Buy	7,000	$7.88	$55,150
July 31, 2008	Buy	6,300	$7.79	$49,048
August 1, 2008	Buy	3,000	$7.93	$23,899
August 1, 2008	Buy	5,000	$7.94	$39,686
August 4, 2008	Buy	5,000	$7.78	$38,918
August 5, 2008	Buy	7,500	$7.85	$58,838
August 6, 2008	Buy	4,500	$7.91	$35,580
August 7, 2008	Buy	7,000	$7.88	$55,135
August 8, 2008	Buy	2,500	$7.92	$19,788
August 11, 2008	Buy	8,000	$8.28	$66,206
August 12, 2008	Buy	4,600	$8.25	$37,973
August 13, 2008	Buy	8,000	$8.51	$68,092
August 14, 2008	Buy	3,500	$8.48	$29,793
August 18, 2008	Buy	3,300	$8.19	$27,120
August 19, 2008	Buy	8,500	$8.17	$69,705
August 20, 2008	Buy	8,500	$8.00	$68,244
August 21, 2008	Buy	7,500	$7.81	$58,563
August 26, 2008	Buy	7,500	$7.88	$59,114
August 27, 2008	Buy	7,019	$7.93	$55,678
August 28, 2008	Buy	5,200	$8.14	$42,305

CUSIP No. 140288200

August 29, 2008	Buy	3,000	$8.20	$24,610
September 2, 2008	Buy	10,000	$8.32	$83,154
September 3, 2008	Buy	6,900	$8.17	$56,379
September 4, 2008	Buy	7,500	$8.21	$61,592

In addition, Inland American has effected the following Share transactions for its own account, via direct issuance by the Company pursuant to the Company’s S-3 registration statement (file number 333-148653) filed with the SEC on January 14, 2008:

Date	Type of Transaction	No. of Shares	Price Per Share	Total Purchase Price
September 16, 2008	Buy	1,317,524	$7.59	$10,000,007

Since July 21, 2008 (the date through which transactions in Shares were reported in Amendment No. 2, the most recent Schedule 13D filing by the Reporting Persons regarding the issuer’s shares), Adviser has effected the following Share transactions for the account of MB REIT, each via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price Per Share	Total Purchase Price
July 24, 2008	Buy	5,000	$7.98	$40,065
July 30, 2008	Buy	5,000	$7.75	$38,905
July 31, 2008	Buy	5,000	$7.70	$38,655
August 4, 2008	Buy	700	$7.65	$5,381
August 7, 2008	Buy	3,000	$7.80	$23,495

To the knowledge of Inland American, IWRRETI, Adviser, IREIC, TIGI, Eagle, TIRETG, IMIC and MB REIT, respectively, none of their executive officers and directors has effected any transactions in Shares of the Company since July 21, 2008.

(d)           None.

(e)           Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:
Inland American has entered into an agreement to purchase shares directly from the Company which is attached hereto as Exhibit 7.8 and is described in Item 4 above.
Inland American has entered into the Confidentiality Agreement which is attached hereto as Exhibit 7.9 and is described in Item 4 above.

CUSIP No. 140288200

Item 7.	Material to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit Number	Exhibit
7.7	Joint Filing Agreement

7.8	Share purchase agreement, dated September 16, 2008, between Inland American Real Estate Trust, Inc. and CapLease, Inc.

7.9	Confidentiality Agreement, dated September 16, 2008, between Inland American Real Estate Trust, Inc. and CapLease, Inc.

CUSIP No. 140288200

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2008	INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Brenda G. Gujral
	Name:	Brenda G. Gujral
	Title:	President

Dated: September 17, 2008	INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

/s/ Steven P. Grimes
	Name:	Steven P. Grimes
	Title:	Chief Operating Officer and Chief Financial Officer

Dated: September 17, 2008	INLAND INVESTMENT ADVISORS, INC.

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	President

Dated: September 17, 2008	INLAND REAL ESTATE INVESTMENT CORPORATION

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	Senior Vice President

Dated: September 17, 2008	THE INLAND GROUP, INC.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Dated: September 17, 2008	Eagle Financial CorP.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

CUSIP No. 140288200

Dated: September 17, 2008	The Inland Real Estate Transactions Group, Inc.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Dated: September 17, 2008	Minto Builders (Florida), Inc.

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title	Vice President

Dated: September 17, 2008	Inland Mortgage Investment Corp.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Dated: September 17, 2008	Daniel L. Goodwin

/s/ Daniel L. Goodwin

Dated: September 17, 2008	Robert H. baum

/s/ Robert H. Baum